AQUASOL ENVIROTECH LTD.
1055 West Hastings St.
Suite 1980
Vancouver, B.C. Canada
V6E 2E9

October 4th, 2005.

VIA FACSIMILE AND ELECTRONIC TRANSMISSION

(202) 772-9204

Securities and Exchange Commission
Division of Corporation Finance
3561 Mail Stop
100 F Street, N.E.
Washington, D.C. 20549

RE:	Aquasol EnviroTech Ltd. (Commission File No. 001-32617)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Aquasol EnviroTech Ltd. hereby requests the withdrawal of its Registration Statement on Form 20F/R (Commission File No.001-32617), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 25, 2005. The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold.

Aquasol EnviroTech Ltd., intends to address the Commission's comments of September 23, 2005, to the Registration Statement in its new 20F/R to be filed under Section 12(g) of the Securities Act.

If you have any questions regarding the foregoing application for withdrawal, please contact Kathleen Martin of St. Andrew’s Finance Ltd. (604) 817-8295.

Very truly yours,

AQUASOL ENVIROTECH LTD.

By:	/s/ Dr. Yenyou (Jeff) Zheng
Dr. Yenyou (Jeff) Zheng
President and Chief Financial Officer